Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Delivery of One MR2 Product Tanker With Employment; and Time Charter for One MR2 Product Tanker

MONACO — (Marketwired) — 10/24/13 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced that the Nave Lucida, a 2005-built MR2 product tanker of 47,999 dwt, was delivered on October 23, 2013.

The Nave Lucida has been chartered out to a high quality counterparty for one year at a base rate of $12,500 (net) per day, plus 100% profit sharing up to $14,000 (net) per day; thereafter, profit sharing will be split 50%/50%. The charterer has been granted an option for an additional year at an increased rate of $13,500 (net) per day, plus 100% profit sharing up to $15,000 (net) per day; thereafter, profit sharing will be split 50%/50%.

The Nave Lucida is expected to generate approximately $2.2 million base EBITDA for the charter period, assuming operating expense approximating current operating costs and 360 revenue days per year.

Navios Acquisition also announced that the Nave Dorado has been chartered to the same high quality counterparty as the Nave Lucida on identical terms.

The two vessels are expected to generate an aggregate base EBITDA of $4.4 million for the charter period.

Fleet Update

Following the delivery of the Nave Lucida, Navios Acquisition has 34 vessels in the water.

Navios Acquisition has contracted 99.3% and 80.1% of its available days on a charter-out basis for 2013 and 2014, respectively.

The average charter-out period of Navios Acquisition’s fleet is 2.3 years.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com